Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement of Terra Industries Inc. on Form S-3 of our reports dated February 19, 2004 (which reports express an unqualified opinion and include an explanatory paragraph related to the Company’s 2003 application of Statements of Financial Accounting Standard No. 145 reclassifying an extraordinary loss on early retirement of debt in 2001 to continuing operations and the Company’s 2002 change in methods of accounting for goodwill and other intangible assets), appearing in the Annual Report on Form 10-K of Terra Industries Inc. for the year ended December 31, 2003 and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/S/    DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP

Omaha, Nebraska

October 14, 2004